Contact:
                                             Craig Dunham
                                             Dynasil Corporation of
                                             America
                                             Phone: (856) 767-4600
                                             Email:  cdunham@Dynasil.com

      Dynasil Announces First Quarter Fiscal Year 2007 Results

WEST BERLIN, N.J.- February 14, 2007 - Dynasil Corporation of America (OTCBB: DYSL.OB), announced results of operations for the quarter ended December 31, 2006. Dynasil is a manufacturer of photonics products including optical materials, components, coatings and specialized sub-systems. We fabricate optical blanks from synthetic fused silica and other optical materials for the laser, semi-conductor, aerospace and optical instrument industries. Through our subsidiary, Optometrics Corporation, we are a worldwide supplier of optical components including diffraction gratings, thin film filters, laser optics, monochromators, and specialized optical sub-systems.
On October 2, 2006, we acquired 100% of the stock of Evaporated Metal Films Corporation ("EMF") of Ithaca, NY. EMF provides optical thin-film coatings for a broad range of application markets including display systems, optical instruments, satellite communications and lighting. This is the first quarter which includes EMF results.

Revenues for the quarter ended December 31, 2006 were $2,536,297 an increase of 63.8% over revenues of $1,548,040 for the quarter ended December 31, 2005. Net profit for the quarter ended December 31, 2006 was $22,902 or $.00 per share compared with a net profit of $25,425 or $.00 per share for the quarter ended December 31, 2005. Excluding the impact of the EMF acquisition, revenues for our historical businesses were up 22% and net income was up 411%, from $25,000 to $130,000, compared to the three months ended December 31, 2005. Strong revenue growth combined with continued process improvements drove those significant gains. As anticipated, transitional and process improvement costs resulted in a loss at EMF for its first quarter with Dynasil. The EMF loss offset the outstanding improvements in our historical businesses. Management anticipates a reduced level of EMF losses in Quarter 2 and is targeting profitable results for the second half. During Quarter 1, we filled key EMF leadership positions, developed clear goals and initiated a strong focus on developing the disciplined processes required for EMF to consistently execute with excellent quality, service, and cost performance.

"We are pleased with the 411% net income increase for our historical business and the completion of the EMF acquisition. We have a very clear focus on the EMF improvements required to make it profitable. Implementation is underway and we expect to see results later this year. EMF fits well with our markets and has strong people and capabilities." said Craig T. Dunham, President and CEO. "Achieving 22% organic growth and closing the EMF acquisition are important milestones towards executing our strategy of profitable growth in our photonics businesses and through strategic acquisitions."
About Dynasil: Founded in 1960, Dynasil is a manufacturer of photonic products including optical materials, components, coatings and specialized sub-systems.

This news release may contain forward-looking statements usually containing the words "believe," "expect,", "anticipate" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets





                                       December 31   September 30
                                         2006          2006

              ASSETS

Current assets
   Cash and cash equivalents         $  442,081    $   352,139

   Accounts receivable                1,210,334      1,086,394
   Inventories                        1,479,335      1,131,648
   Deferred tax asset                   151,300         61,500
      Other current assets              141,998        128,957
                                      ---------      ---------
      Total current assets            3,425,048      2,760,638

Property, plant and equipment, net    2,380,440        626,790

Other assets                             91,761         78,812
                                      ---------      ---------
      Total Assets                    $5,897,249    $3,466,240
                                      ==========     =========

  LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities
   Note payable to bank- Line of       $297,766       $190,000
    credit
   Current portion of long-term          92,422         72,482
    debt
   Accounts payable                     718,347        390,110
   Accrued expenses and other           435,800        368,977
    current liabilities
                                      ---------      ---------
      Total current liabilities       1,544,335      1,021,569

Long-term debt, net                   1,618,297        593,889
Deferred income taxes                    63,900           -0-
Stockholders' Equity                  2,670,717      1,850,782
                                      ---------      ---------
Total Liabilities and                $5,897,249     $3,466,240
Stockholders' Equity
                                      ==========     =========


Dynasil Corporation of America and Subsidiaries
Consolidated Statement of Operations


                                     Three Months Ended
                                    December 31  (Unaudited)
                                       2006             2005

Sales                                $2,536,297  $1,548,040

Cost of Sales                         1,883,862   1,069,896
                                      ---------   ---------

Gross Profit                            652,435     478,144

Selling, general and                    605,466     426,659
administrative                        ---------   ---------

Income (Loss) from Operations            46,969      51,485

Interest expense - net                  (14,997)    (20,535)
                                      ---------   ---------
Income before Income Taxes               31,972      30,950

Income Tax expense                      ( 9,070)     (5,525)
                                      ---------   ---------

Net Income                             $ 22,902    $ 25,425
                                      ---------   ---------
Net Income per share
   Basic                                 $0.00     $0.00
   Diluted                               $0.00     $0.00